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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                              (AMENDMENT NO. 3)
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
                                ----------------
                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                          (Name of Subject Company)

                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                    (CUSIP Number of Class of Securities)
                                ----------------
                          RICHARD J. MCCREADY, ESQ.
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     C/O THREE WINTHROP PROPERTIES, INC.
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 330-8600
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                ----------------
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   This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 1, 1995, as amended (the "Schedule 14D-9"), of Springhill Lake Investors Limited Partnership. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3. IDENTITY AND BACKGROUND AND ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   The communications between Greenbelt and its affiliates and associates and the Partnership since February 1, 1995 are described in "SPECIAL
FACTORS--Background of this Offer" of the Supplement, which is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

   (a) and (b) Each of the Purchaser, Nomura Asset Capital Corporation, Winthrop Financial Associates, A Limited Partnership, Three Winthrop and Linnaeus-Lexington Associates Limited Partnership ("Linnaeus-Lexington") adopts the analyses as set forth in "SPECIAL FACTORS--Determination of the Cash Consideration" in the Offer to Purchase and the Supplement and, based thereon, believes the Offer, including the Cash Consideration, as defined in the Offer to Purchase, to be paid pursuant to the Offer, is fair to the Limited Partners. The information set forth in "INTRODUCTION" of the Supplement to the Offer to Purchase dated March 3, 1995 (the "Supplement"), which is set forth in Exhibit
(c) (7) hereto, is incorporated herein by reference. Because of the conflict of interest inherent in the fact that Three Winthrop and Linnaeus-Lexington are affiliates of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Limited Partners should tender their Units pursuant to this Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following documents are filed herewith:

  EXHIBIT NO.    DOCUMENT
- ---------------  --------
(C)(7)           AQUARIUS ACQUISITION, L.P. SUPPLEMENT TO THE OFFER TO
                 PURCHASE DATED MARCH 3, 1995.

                                1

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                        SPRINGHILL LAKE INVESTORS LIMITED
                        PARTNERSHIP

                        By: Three Winthrop Properties, Inc.
                            Managing General Partner

                        By: /s/ Philip J. Brannigan, Jr.
                            -----------------------------
                            Name: Philip J. Brannigan, Jr.
                            Title:  Vice President

Date:  March 3, 1995

                                2

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                                EXHIBIT INDEX

                                                                      PAGE
EXHIBIT       DESCRIPTION                                             NUMBER
- -------       -----------                                             ------
(C)(7)       AQUARIUS ACQUISITION, L.P. SUPPLEMENT TO THE OFFER
             TO PURCHASE DATED March 3, 1995 ........................